Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8744 kliekefett@sidley.com

Via EDGAR

January 3, 2024

Michael Rosenberg

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Puerto Rico Residents Tax-Free Fund, Inc., File No. 811-23688

Dear Mr. Rosenberg:

On behalf of our client, Puerto Rico Residents Tax-Free Fund, Inc. (the “Fund”), set forth below are responses to oral comments received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 20, 2023 with respect to the preliminary proxy statement filed on December 14, 2023 by the Fund with the Commission under cover of Schedule 14A as form type PREC 14A (the “Preliminary Proxy Statement”).

For your convenience, each response is prefaced by a paraphrasing of the Staff’s corresponding comment in bold, italicized text.

1.	Rule 14a-4(a)(3) requires that a form of proxy “identify clearly and impartially each separate matter intended to be acted upon.” Please modify Proposal 2 to separate the proposals to terminate (i) all investment advisory and management agreements between the Fund and UBS Asset Managers of Puerto Rico and (ii) all investment advisory and management agreements between the Fund and Popular Asset Management LLC.

Response: The Fund respectfully acknowledges the Staff’s comment.

The Fund does not believe that it has the authority under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to unilaterally modify a proposal submitted by a proponent in order to correct its deficiencies, as the Staff requests. Proposal 2 (the “Advisory Agreements Proposal”) and the proponent’s supporting statement are reproduced in the Preliminary Proxy Statement exactly as they were submitted to the Fund by its proponent pursuant to Rule 14a-8. The proponent’s submission (excluding exhibits) is enclosed as Exhibit A hereto.

United States Securities and Exchange Commission

Division of Investment Management

January 3, 2024

The Fund previously sought to exclude the Advisory Agreements Proposal from its proxy materials on the basis of deficiencies under Rule 14a-8. On October 2, 2023, the Fund sought no-action relief from the staff of the Division of Corporation Finance to exclude the Advisory Agreements Proposal from the Fund’s proxy statement pursuant to (i) Rule 14a-8(i)(4) because the Advisory Agreements Proposal relates to the redress of the proponent’s personal grievance and is designed to benefit the proponent in a manner that is not in the common interest of the Fund’s shareholders; and (ii) Rule 14a-8(i)(3) because the Advisory Agreements Proposal’s supporting statement is materially false and misleading in violation of Rule 14a-9. In a letter dated November 30, 2023, the Staff informed the Fund that it could not assure the Fund that it would not recommend enforcement action if the Fund omitted the Advisory Agreements Proposal from its proxy materials in reliance on Rule 14a-8(i)(3) or Rule 14a-8(i)(4). The Fund subsequently filed the Preliminary Proxy Statement with the Advisory Agreements Proposal included exactly as submitted by the proponent.

In light of the Staff’s comment, the Fund concurs with the Staff’s view that the Advisory Agreements Proposal is not consistent with the “unbundling” provisions of Rule 14a-4(a)(3) under the Exchange Act. While Popular Asset Management LLC and UBS Asset Managers of Puerto Rico, a division of UBS Trust Company of Puerto Rico, are co-investment advisers to the Fund, they are engaged pursuant to separate investment advisory agreements that each provide shareholders with a distinct right to terminate that agreement. The Advisory Agreements Proposal forces shareholders to vote on terminating the advisory agreements as a package, preventing them from distinguishing between the advisory agreements in the event that they would prefer to retain one and terminate the other. Accordingly, the termination of each advisory agreement is a “separate matter” for purposes of Rule 14a-4(a)(3) under the Exchange Act, and the Advisory Agreements Proposal improperly bundled these matters in violation of such rule.

Accordingly, the Fund intends to seek prompt reconsideration of its no-action request in order to exclude the Advisory Agreements Proposal as a whole from its proxy materials pursuant to Rule 14a-8(i)(3), which permits a company to exclude a shareholder proposal that is contrary to any of the Commission’s proxy rules.

2.	The Preliminary Proxy Statement says “If the broker has not provided you with competing proxy materials, the broker may vote your shares without your specific instruction with respect to routine proposals, including, in that case, Proposal 1 to elect the Director Nominees.” Please explain how counting uninstructed shares where there is a solicitation in opposition complies with Rule 452.10 of the New York Stock Exchange rules.

Response: The Fund respectfully acknowledges the Staff’s comment.

Rule 452 of the New York Stock Exchange (the “NYSE”) states that brokers may vote uninstructed shares only if the broker “has no knowledge of any contest.” In practice, the NYSE does not recognize a “contest” until Broadridge does. Broadridge will code a proxy solicitation as a “contest” once it receives printed definitive proxy materials from a dissident, unless a dissident instructs Broadridge to mail definitive proxy materials only to certain shareholders (also known as a “stratified mailing”). In the event of a stratified mailing, Broadridge treats the proxy solicitation as a “contest” only for those shareholders who receive definitive proxy materials. For any other shareholders, Broadridge—and thus NYSE—will continue to treat the proxy solicitation as uncontested, and therefore brokers will still have authority to issue discretionary votes for these shareholders at the meeting. Consistent with this practice, broker non-votes have been recorded in numerous contested shareholder meetings.1

[1]	See, e.g., SpartanNash Company, Form 8-K (filed June 15, 2022); McDonald’s Corporation, Form 8-K (filed June 2, 2022); Proctor & Gamble Company, Form 8-K/A (filed December 15, 2017).

PRRTFF I SEC RESPONSE LTR 000002

United States Securities and Exchange Commission

Division of Investment Management

January 3, 2024

Accordingly, in the event that Ocean Capital instructs Broadridge to mail its definitive proxy materials only to certain shareholders, brokers will be permitted to vote the shares of any other shareholder without such beneficial owners’ specific instructions.

3.	The Preliminary Proxy Statement states that “Indeed, the Board believes that the ultimate goal of Ocean Capital’s proxy contests against the Fund, and the submission of this proposal, is the liquidation of the Fund and distribution of its assets.” Please remove this statement or provide this statement that the goal of Ocean Capital is to eliminate. Simply stating that they would benefit from the liquidation does not provide evidence that they are seeking the liquidation

Response: The Fund respectfully acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement to remove this section.

4.	The Preliminary Proxy Statement states that “For example, a replacement investment advisor may charge higher fees than provided for under the Investment Advisory Agreements. Likewise, a replacement investment advisor may take actions that reduce the net asset value or market price of the Fund’s shares, or otherwise reduce the Fund’s performance and the value of shareholders’ investment in the Fund.” Please state that the replacement adviser may also charge lower fees and may result in better performance.

Response: The Fund respectfully acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement to remove this section.

PRRTFF I SEC RESPONSE LTR 000003

United States Securities and Exchange Commission

Division of Investment Management

January 3, 2024

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett

cc:	Francisco Fuster Vigier, Popular Asset Management LLC
Owen Meacham, UBS Asset Managers of Puerto Rico
José C. Sánchez-Castro, Member, Sánchez/LRV Law Firm

PRRTFF I SEC RESPONSE LTR 000004

Exhibit A

Advisory Agreements Proposal

[See attached]

PRRTFF I SEC RESPONSE LTR 000005